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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.             )*

PERFICIENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71375U 101

(CUSIP Number)

Morton H. Meyerson
3401 Armstrong Ave.
Dallas, Texas 75205
214  443-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71375U 101

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Morton H. Meyerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 3,028,423 8. Shared Voting Power 9. Sole Dispositive Power 3,028,423 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,028,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 24.30%

14.	Type of Reporting Person IN

Item	1. Security and Issuer

        The securities to which this statement relates are shares of the common stock, par value $.001 per share (the “Common Stock”), of Perficient, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at
7600-B North Capital of Texas Highway, Austin, Texas 78731.

Item	2. Identity and Background

Morton H. Meyerson

Item	3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of shares is Mr. Meyerson’s personal financial resources.

Item	4. Purpose of Transaction.

On December 10, 2002, Mr. Meyerson entered into a Share Purchase Agreement pursuant to which Mr. Meyerson and John T. McDonald purchased 59,071 shares and 29,536 shares, respectively of Common Stock of the Corporation from John T. Gillespie.

On December 10, 2002, Mr. Meyerson entered into a Share Purchase Agreement pursuant to which Mr. Meyerson and John T. McDonald purchased 536,185 shares and 268,092 shares, respectively of Common Stock of the Corporation from Charlie Weigert, Carol Matthews, Brian Matthews, Welton J.L. Brison, CDM Ventures, Tom Hesterman, Tim Wilson and CBC Distribution and Marketing, Inc. Pursuant to this agreement, Mr. Meyerson and Mr. McDonald will purchase 144,996 and 72,498 shares of Common Stock of the Corporation which are currently being held in escrow.

On December 10, 2002, Mr. Meyerson entered into a Share Purchase Agreement pursuant to which Mr. Meyerson and John T. McDonald purchased 266,667 shares and 133,333 shares, respectively of Common Stock of the Corporation from Sam Fatigato. This acquisition is scheduled to close on January 2, 2003. The shares are being held in escrow subject to release upon the closing.

Item	5. Interest in Securities of the Issuer

As of December 10, 2002, Mr. Meyerson beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 3,028,423 shares of Common Stock of the Corporation, constituting 24.30% of the issued and outstanding shares of Common Stock. Such shares include 1,111,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by 2M Technology Ventures, L.P. 2M Technology Ventures, L.P. is controlled by Mr. Meyerson and Mr. Meyerson holds sole voting power and sole dispositive power with respect to such shares. Does not include 144,996 shares of Common Stock held in escrow pursuant to the Share Purchase Agreement dated December 10, 2002, by and among Charlie Weigert, Carol Matthews, Brian Matthews, Welton J.L. Brison, CDM Ventures, Tom Hesterman, Tim Wilson, CBC Distribution and Marketing, Inc., John T. McDonald and Mr. Meyerson.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On December 10, 2002, Mr. Meyerson entered into a Share Purchase Agreement pursuant to which Mr. Meyerson and John T. McDonald purchased 266,667 shares and 133,333 shares, respectively of Common Stock of the Corporation from Sam Fatigato. This acquisition is scheduled to close on January 2, 2003.

Item	7. Materials to be Filed as Exhibits

Exhibit A	—	Share Purchase Agreement dated December 10, 2002 by and among John T. Gillespie, John T. McDonald and Morton H. Meyerson.

Exhibit B	—
Share Purchase Agreement dated December 10, 2002 by and among Charlie Weigert, Carol Matthews, Brian Matthews, Welton J.L. Brison, CDM Ventures, Tom Hesterman, Tim Wilson, CBC Distribution and Marketing, Inc., John T. McDonald and Morton H. Meyerson.

Exhibit C	—	Share Purchase Agreement dated December 10, 2002 by and among Sam Fatigato, John T. McDonald and Morton H. Meyerson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2002	/s/ MORTON H. MEYERSON Morton H. Meyerson

INDEX TO EXHIBITS

Exhibit A	—	Share Purchase Agreement dated December 10, 2002 by and among John T. Gillespie, John T. McDonald and Morton H. Meyerson.

Exhibit B	—
Share Purchase Agreement dated December 10, 2002 by and among Charlie Weigert, Carol Matthews, Brian Matthews, Welton J.L. Brison, CDM Ventures, Tom Hesterman, Tim Wilson, CBC Distribution and Marketing, Inc., John T. McDonald and Morton H. Meyerson.

Exhibit C	—	Share Purchase Agreement dated December 10, 2002 by and among Sam Fatigato, John T. McDonald and Morton H. Meyerson.